SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                                 Panavision Inc.
                       ---------------------------------
                                (Name of issuer)

                    Common Shares, par value $.01 per share
                  ------------------------------------------
                         (Title of class of securities)

                                    69830E209
                             ---------------------
                                 (CUSIP number)

                             Barry F. Schwartz, Esq.
                        MacAndrews & Forbes Holdings Inc.
                               35 East 62nd Street
                            New York, New York 10021
                                 (212) 572-8600

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 27, 2003
                         ------------------------------
                         (Date of event which requires
                           filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

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CUSIP No. 69830E209                  13D          Page   2    of  8  Pages
          ---------                                    ------    ---
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1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                Mafco Holdings Inc.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]

                                                              (b) [ ]

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3          SEC USE ONLY
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4          SOURCE OF FUNDS

           WC
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                  [ ]
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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
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       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              0
        OWNED BY         ----------------------------------------------------
          EACH           8      SHARED VOTING POWER
       REPORTING
         PERSON                 7,520,225
          WITH           ----------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                         ----------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,520,225
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,520,225
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                    [ ]
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           83.8%
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14         TYPE OF REPORTING PERSON

           CO
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CUSIP No. 69830E209                    13D           Page   3    of  8  Pages
          ---------                                       -----     ---
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1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              PX Holding Corporation
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]

                                                                 (b) [ ]

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3        SEC USE ONLY
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4        SOURCE OF FUNDS

         WC
-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                  [ ]
-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              0
        OWNED BY         ----------------------------------------------------
          EACH           8      SHARED VOTING POWER
       REPORTING
         PERSON                 7,320,225
          WITH           ----------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                         ----------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,320,225
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,320,225
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES     [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         83.5%
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14       TYPE OF REPORTING PERSON

         CO
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

         This Statement amends and supplements the Statement on Schedule 13D, dated December 9, 2002 (the "Schedule 13D"), filed by Mafco Holdings Inc., a Delaware corporation ("Mafco"), and PX Holding Corporation, a Delaware corporation and wholly owned subsidiary of Mafco ("PX Holding"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Panavision Inc., a Delaware corporation (the "Company"). Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5 is hereby amended by adding the following:

         (a) - (b) As of March 27, 2003, based upon information contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, there were 8,769,919 outstanding shares of Common Stock (net of shares held in the Company's treasury). PX Holding has beneficial ownership of 7,320,225 shares of Common Stock, representing approximately 83.5% of the Common Stock outstanding. Mafco may be deemed to share beneficial ownership of such 7,320,225 shares of Common Stock and the 200,000 shares of Common Stock deemed beneficially owned by Mr. Perelman as a result of his holding an option to acquire such shares exercisable within 60 days of the date hereof (for an aggregate of 7,520,225 shares of Common Stock, representing approximately 83.8% of the Common Stock outstanding) by virtue of its ownership of 100% of the common stock of PX Holding and Mr. Perelman's 100% ownership of Mafco common stock. Howard Gittis, Director and Vice Chairman of Mafco, has beneficial ownership of 95,500 shares of Common Stock, representing approximately 1.1% of the Common Stock outstanding.

         In addition, PX Holding also has beneficial ownership of 1,381,690 shares of Series A Non-Cumulative Perpetual Participating Preferred Stock of the Company, having one vote per share, and 159,644 shares of Series C Cumulative Pay-In-Kind Preferred Stock of the Company ("Series C Preferred Stock"), which are non-voting. As a result, PX Holding beneficially owns 8,901,915 shares of voting stock, representing approximately 86.0% of the voting stock of the Company. Mafco may be deemed to share beneficial ownership of such 8,901,915 shares of voting stock, by virtue of its ownership of 100% of the common stock of PX Holding. PX Holding no longer holds any shares of Series B Cumulative Pay-In-Kind Preferred Stock ("Series B Preferred Stock"), all outstanding shares of which have been redeemed by the Company.

         (c) There were no transactions by the Reporting Persons during the past 60 days, other than the second transaction described below.

         The following open market purchases were effected by Howard Gittis since the filing of the Schedule 13D:

         TRADE DATE                 NO. SHARES               PRICE
         ----------                 ----------               -----
          12/20/02                        500                $3.50
          03/03/03                     12,500                $5.40

         (d) Not applicable.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.
         --------------------------------------------------------

         Item 6 is hereby amended by adding the following:

         Pursuant to a letter agreement, dated as of March 27, 2003 (the "Contribution Letter Agreement"), by and among the Company, Mafco and PX Holding, the Company issued to PX Holding (i) 102,220 shares of Series C Preferred Stock in exchange for (x) $90,860,000 aggregate principal amount of 9 5/8% Senior Subordinated Discount Notes Due 2006 of the Company, on which there was approximately $1,360,376 of accrued and unpaid interest, and
(y) $10,000,000 in cash, and (ii) 57,424 shares of Series C Preferred Stock in exchange for 53,571 shares of Series B Preferred Stock, on which there was approximately $3,853,206 of accrued and unpaid dividends. The Series C Preferred Stock was created pursuant to the Certificate of the Designations, Powers, Preferences and Rights (the "Certificate of Designations") filed by the Company with the Secretary of State of the State of Delaware on March 27, 2003.

         A copy of the Contribution Letter Agreement is attached hereto as
Exhibit 1-1 and a copy of the Certificate of Designations is attached hereto as
Exhibit 1-2. The foregoing descriptions of the Contribution Letter Agreement and the Certificate of Designations are qualified in their entirety by reference to the Contribution Letter Agreement and the Certificate of Designations, respectively.

         The information set forth or incorporated by reference in Item 5 of this Schedule 13D is hereby incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit 1-1 Contribution Letter Agreement, dated as of March 27, 2003, by and among Panavision Inc., M & F Worldwide Corp. and PX Holding Corporation

         Exhibit 1-2 Certificate of the Designations, Powers, Preferences and Rights of Series C Cumulative Pay-In-Kind Preferred Stock of Panavision Inc.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated: April 1, 2003


                                         Mafco Holdings Inc.
                                         PX Holdings Corporation


                                         By: /s/ Barry F. Schwartz
                                            --------------------------------
                                         Name:  Barry F. Schwartz
                                         Title: Executive Vice President
                                                and General Counsel

                                 EXHIBIT INDEX

-------------------- ----------------------------------------------------------
Exhibit
-------------------- ----------------------------------------------------------
Exhibit 1-1 Contribution Letter Agreement, dated as of March 27, 2003, by and among Panavision Inc., M & F Worldwide Corp. and PX Holding Corporation

-------------------- ----------------------------------------------------------

Exhibit 1-2 Certificate of the Designations, Powers, Preferences and Rights of Series C Cumulative Pay-In-Kind Preferred Stock of Panavision Inc.

-------------------- ----------------------------------------------------------